UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No.)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Feihe International, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

31429Y103

(CUSIP Number)

Marco Chung Morgan Stanley Level 46, International Commerce Centre 1 Austin Road West, Kowloon Hong Kong +(852) 2848-5200	You-Bin Leng Sheng-Hui Liu Hua Liu Star City International Building 10 Jiuxianqiao Road, C-16th Floor Chaoyang District, Beijing 100016 People’s Republic of China +(86) 10 6431-9357

With a copy to:

Michael Gisser Peter X. Huang Skadden, Arps, Slate, Meagher & Flom LLP 30th Floor, China World Office 2 No. 1, Jianguomenwai Avenue Beijing 100004, People’s Republic of China +(86) 10 6535-5599	Zhan Chen Kefei Li Wilson Sonsini Goodrich & Rosati, P.C. Jin Mao Tower, 38F, Unit 03 88 Century Blvd, Pudong, Shanghai 200121, People’s Republic of China +(86) 21 6165-1700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	31429Y103

1.	NAME OF REPORTING PERSON: Morgan Stanley
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 81,565(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 81,565(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,565(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(2)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% (3)
14.	TYPE OF REPORTING PERSON HC, CO

(1)	Adjusted to correct previously reported total.
(2)	Excludes shares beneficially owned by Mr. You-Bin Leng, Mr. Sheng-Hui Liu and Mr. Hua Liu.
(3)	Percentage calculated based on 19,784,291 shares of Common Stock outstanding as of November 1, 2012 (as reported in the Form 10-Q filed by the Company with the SEC on November 9, 2012).

2

CUSIP No.	31429Y103

1.	NAME OF REPORTING PERSON: You-Bin Leng
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO, PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,878,135(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 7,878,135(1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,878,135(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(2)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.8% (3)
14.	TYPE OF REPORTING PERSON IN

(1)	Consists of 7,866,135 shares of Common Stock and options to purchase 12,000 shares of Common Stock within 60 days of the date hereof.
(2)	Excludes shares beneficially owned by Morgan Stanley, Mr. Sheng-Hui Liu and Mr. Hua Liu.
(3)	Percentage calculated based on 19,784,291 shares of Common Stock outstanding as of November 1, 2012 (as reported in the Form 10-Q filed by the Company with the SEC on November 9, 2012).

3

CUSIP No.	31429Y103

1.	NAME OF REPORTING PERSON: Sheng-Hui Liu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO, PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 273,207(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 273,207(1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 273,207(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(2)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4% (3)
14.	TYPE OF REPORTING PERSON IN

(1)	Consists of 261,207 shares of Common Stock and options to purchase 12,000 shares of Common Stock within 60 days of the date hereof.
(2)	Excludes shares beneficially owned by Morgan Stanley, Mr. You-Bin Leng and Mr. Hua Liu.
(3)	Percentage calculated based on 19,784,291 shares of Common Stock outstanding as of November 1, 2012 (as reported in the Form 10-Q filed by the Company with the SEC on November 9, 2012).

4

CUSIP No.	31429Y103

1.	NAME OF REPORTING PERSON: Hua Liu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO, PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 63,783(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 63,783(1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,783(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(2)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% (3)
14.	TYPE OF REPORTING PERSON IN

(1)	Consists of 51,783 shares of Common Stock and options to purchase 12,000 shares of Common Stock within 60 days of the date hereof.
(2)	Excludes shares beneficially owned by Morgan Stanley, Mr. You-Bin Leng and Mr. Sheng-Hui Liu.
(3)	Percentage calculated based on 19,784,291 shares of Common Stock outstanding as of November 1, 2012 (as reported in the Form 10-Q filed by the Company with the SEC on November 9, 2012).

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INTRODUCTORY NOTE

This Schedule 13D (the “Schedule 13D”) is filed jointly by Morgan Stanley (“MS”), Mr. You-Bin Leng (“Mr. Leng”), Mr. Sheng-Hui Liu and Mr. Hua Liu (Mr. Hua Liu together with MS, Mr. Leng and Mr. Sheng-Hui Liu, the “Reporting Persons”). With respect to MS, this Schedule 13D represents Amendment No. 2 to the original statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 11, 2012 by MS with respect to Feihe International, Inc. (the “Company”), as amended and supplemented by Amendment No. 1, filed by MS with the SEC on December 3, 2012. With respect to Mr. Leng, this Schedule 13D represents Amendment No. 5 to the to the original statement on Schedule 13D filed with the SEC on June 11, 2003 by Mr. Leng with respect to the Company, as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, filed by Mr. Leng on September 22, 2003, October 3, 2012, December 5, 2012 and March 4, 2013, respectively. This Schedule 13D represents the initial statement on Schedule 13D filed by Mr. Sheng-Hui Liu and Mr. Hua Liu.

ITEM 1.          SECURITY AND ISSUER

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of the Company. The address of the principal executive office of the Company is Star City International Building, 10 Jiuxianqiao Road, C-16th Floor, Chaoyang District, Beijing 100016, the People’s Republic of China.

ITEM 2.          IDENTITY AND BACKGROUND

Item 2 is hereby supplemented as follows and, with respect to MS, the information set forth in Item 2(e) - (f) supersedes the information previously provided by MS in Item 2(e) - (f):

(a)           This Schedule 13D is being filed jointly on behalf of the Reporting Persons. A Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 7.01.

(b)           The business address of each of Mr. Sheng-Hui Liu and Mr. Hua Liu is Star City International Building, 10 Jiuxianqiao Road, C-16th Floor, Chaoyang District, Beijing 100016, the People’s Republic of China.

(c)           Mr. Sheng-Hui Liu’s present principal occupation is as a member of the Board of Directors of the Company, and Mr. Hua Liu’s present principal occupation is Chief Financial Officer of the Company.

(d)           During the past five years, neither Mr. Sheng-Hui Liu nor Mr. Hua Liu has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the past five years, neither Mr. Sheng-Hui Liu nor Mr. Hua Liu has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, pursuant to which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

During the past five years, MS has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, pursuant to which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, other than as described in Schedule A hereto.

(f)           Mr. Sheng-Hui Liu and Mr. Hua Liu are citizens of the People’s Republic of China.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of MS are set forth in Schedule B hereto.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by another Reporting Person.

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ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby supplemented as follows:

Pursuant to an agreement and plan of merger, dated as of March 3, 2013 (the “Merger Agreement”), by and among Diamond Infant Formula Holding Limited, a Cayman Islands company indirectly wholly owned by MSPEA IMF Holding Limited and Mr. Leng (“Holdco”), Platinum Infant Formula Holding Limited, a Cayman Islands company wholly owned by Holdco (“Parent”), Infant Formula Merger Sub Holding Inc., a Utah corporation and wholly-owned subsidiary of Parent (“Merger Sub”) and the Company, subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Merger”). The descriptions of the Merger and of the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety into this Item 3. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which has been filed as Exhibit 7.02, and is incorporated herein by reference in its entirety.

The Reporting Persons anticipate that the approximately US$86 million will be expended in completing the Merger. This amount includes (a) the aggregate per share merger consideration to be received by shareholders of the Company (other than the Rollover Shareholders (as defined below)) owning an aggregate of 11,605,166 outstanding shares of Common Stock (the “Publicly Held Shares”), and (b) the estimated funds required by the Reporting Persons to pay for the outstanding options to purchase Common Stock.

The financing for the Merger and other transactions contemplated by the Merger Agreement will be obtained by the Reporting Persons pursuant to (i) a facility agreement, dated as of March 3, 2013 (the “Facility Agreement”), by and between Parent, Holdco, Merger Sub, Mr. Leng, Wing Lung Bank Limited (“Wing Lung”) and Cathay United Bank (“Cathay”), (ii) an equity commitment letter, dated as of March 3, 2013 (the “Sponsor Equity Commitment Letter”), by and between Morgan Stanley Private Equity Asia III Holdings (Cayman) Ltd, an exempted company incorporated in the Cayman Islands (“MSPEA III”), and Holdco, and (iii) an equity commitment letter, dated as of March 3, 2013 (the “Founder Equity Commitment Letter”), by and between Mr. Leng and Holdco. Under the terms and subject to the conditions of the Facility Agreement, Wing Lung and Cathay will provide, in equal portions, a secured term loan of $50,000,000 to Parent. Under the terms and subject to the conditions of the Sponsor Equity Commitment Letter, MSPEA III will provide equity financing of $28.1 million to Holdco. The source of funds for such equity financing will come from the investors in funds affiliated with MSPEA III. Under the terms and subject to the conditions of the Founder Equity Commitment Letter, Mr. Leng will provide equity financing of $8.164 million to Holdco. The source of funds for such equity financing will come from Mr. Leng’s personal funds. In addition, subject to the consummation of the Merger, Wing Lung Bank, Shanghai Branch will provide Heilongjiang Feihe Dairy Co., Limited, a subsidiary of the Company, an onshore term loan in an amount of RMB15,000,000 for the purpose of general working capital. The information disclosed in this paragraph is qualified in its entirety by reference to the Facility Agreement, the Sponsor Equity Commitment Letter and the Founder Equity Commitment Letter, copies of which have been filed as Exhibit 7.03, Exhibit 7.04 and Exhibit 7.05, respectively, and are incorporated herein by reference in their entirety.

On March 3, 2013, Mr. Leng, Mr. Sheng-Hui Liu and Mr. Hua Liu (the “Rollover Shareholders”) entered into a contribution agreement (the “Contribution Agreement”) with the Company, Parent and Holdco. Pursuant to the Contribution Agreement, the Rollover Shareholders have agreed that, immediately prior to the effective time of the Merger, they will contribute to Parent an aggregate of 8,215,125 shares of Common Stock in exchange for the same number of shares of Holdco. The information disclosed in this paragraph is qualified in its entirety by reference to the Contribution Agreement, a copy of which has been filed as Exhibit 7.06 and is incorporated herein by reference in its entirety.

ITEM 4.          PURPOSE OF TRANSACTION

Item 4 is hereby supplemented as follows:

On March 4, 2013, the Company announced in a press release that it had entered into the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company, with the Company as the surviving corporation and a wholly-owned subsidiary of Parent. Under the terms of the Merger Agreement, each Publicly Held Share will be converted into the right to receive $7.40 in cash, without interest. The Merger is subject to the approval of the Company’s shareholders (including the approval of a majority of the outstanding shares of Common Stock not owned by the Rollover Shareholders, Holdco, Parent, Merger Sub, or any of their respective affiliates) and other customary closing conditions.

7

The purpose of the transactions contemplated under the Merger Agreement, including the Merger, is to acquire all of the Publicly Held Shares. If the Merger is consummated, shares of Common Stock will no longer be traded on the New York Stock Exchange and will cease to be registered under Section 12 of the Exchange Act, and the Company will be privately held by the Reporting Persons. The information disclosed in this paragraph and in the preceding paragraph of this Item 4 is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, the Rollover Shareholders, who together own approximately 41.3% of the outstanding shares of Common Stock, entered into a voting agreement, dated as of March 3, 2013 (the “Voting Agreement”) with Parent and the Company, pursuant to which the Rollover Shareholders have agreed (i) when a meeting of the shareholders of the Company is held, to appear at such meeting or otherwise cause their shares of Common Stock to be counted as present thereat for the purpose of establishing a quorum and (ii) to vote or cause to be voted at such meeting all their shares of Common Stock in favor of the approval of the Merger Agreement and approval of the other actions contemplated in the Merger Agreement. The information disclosed in this paragraph is qualified in its entirety by reference to the Voting Agreement, a copy of which has been filed as Exhibit 7.07, and is incorporated herein by reference in its entirety.

Item 3 of this Schedule 13D/A is incorporated herein by reference.

Other than as described in Item 3 and Item 4 above, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby supplemented as follows:

(a)-(b)    As of the date hereof, Mr. Sheng-Hui Liu directly holds 261,207 shares of Common Stock, plus 12,000 shares of Common Stock issuable upon exercise of certain stock options, together, approximately 1.4% of the outstanding Common Stock. As of the date hereof, Mr. Hua Liu directly holds 51,783 shares of Common Stock, plus 12,000 shares of Common Stock issuable upon exercise of certain stock options, together, approximately 0.3% of the outstanding Common Stock.

By virtue of their actions in respect of the Merger as described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, each Reporting Person may be deemed to beneficially own the Common Stock beneficially owned by the members of the group as a whole; thus, the Reporting Persons may be deemed to beneficially own in the aggregate 8,296,690 shares of Common Stock, which represents approximately 41.9% of the outstanding Common Stock. Each Reporting Person disclaims any beneficial ownership of such shares held by each other Reporting Person.

(c)          On December 31, 2012, Morgan Stanley ceased to be the indirect owner of the general partner of the fund that directly owned 5,389 shares of Common Stock, and therefore no longer has any beneficial ownership of such shares.

Other than the transaction listed above, none of the Reporting Persons and no other person described in Item 2 hereof has effected any transactions relating to the Common Stock of the Company during the past sixty (60) days.

(d)          Not applicable.

(e)          Not applicable.

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ITEM 6.          CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby supplemented as follows:

On March 3, 2013, Parent, Merger Sub, the Company and Holdco entered into the Merger Agreement. The descriptions of the Merger Agreement in Item 3 and Item 4 of this Schedule 13D are incorporated herein by reference. Concurrently with the execution of the Merger Agreement: (i) Parent, Holdco, Merger Sub, Mr. Leng, Wing Lung and Cathay entered into the Facility Agreement, (ii) Holdco and MSPEA III entered into the Sponsor Equity Commitment Letter, (iii) Holdco and Mr. Leng entered into the Founder Equity Commitment Letter, (iv) the Rollover Shareholders, the Company, Parent and Holdco entered into the Contribution Agreement, and (v) the Rollover Shareholders, Parent and the Company entered into the Voting Agreement.

The descriptions in Item 3 and Item 4 of this Schedule 13D of the agreements listed in this Item 6 are incorporated herein by reference. The summaries of certain provisions of such agreements in this statement on Schedule 13D are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements. The agreements listed in this Item 6 are filed herewith as Exhibits 7.02 through 7.07 and are incorporated herein by reference.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.01     Joint Filing Agreement by and among the Reporting Persons, dated March 3, 2013.

Exhibit 7.02     Merger Agreement, by and among the Company, Holdco, Parent and Merger Sub, dated March 3, 2013 (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company with the SEC on March 4, 2013).

Exhibit 7.03     Facility Agreement, by and between Parent, Holdco, Merger Sub, Mr. Leng, Wing Lung and Cathay, dated March 3, 2013.

Exhibit 7.04     Sponsor Equity Commitment Letter, by and between Holdco and MSPEA III, dated March 3, 2013.

Exhibit 7.05     Founder Equity Commitment Letter, by and between Holdco and Mr. Leng, dated March 3, 2013.

Exhibit 7.06     Contribution Agreement, by and among Holdco, Parent, the Company and the Rollover Shareholders, dated March 3, 2013 (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Company with the SEC on March 4, 2013).

Exhibit 7.07     Voting Agreement, by and among the Company, Parent and the Rollover Shareholders, dated March 3, 2013 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company with the SEC on March 4, 2013).

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SCHEDULE A

LEGAL PROCEEDINGS

Unless the context otherwise requires, the term “Morgan Stanley” means Morgan Stanley and its consolidated subsidiaries. Morgan Stanley & Co. LLC (“MS&Co.”) and Morgan Stanley Smith Barney LLC (“MSSB LLC”), referenced below, are Morgan Stanley’s primary U.S. broker-dealers.

(a) On September 30, 2009, Morgan Stanley entered into an administrative settlement agreement with the U.S. Environmental Protection Agency (“EPA”) to resolve certain violations of the U.S. environmental laws allegedly committed by Morgan Stanley during 2005. These alleged violations included: distribution of approximately 2.7 million gallons of reformulated gasoline that failed to comply with maximum benzene content limitations; failure to report volume and property information for each batch of gasoline blendstock imported and reformulated gasoline produced; failure to conduct an annual attest engagement; and failure to provide product transfer documents for each transfer of reformulated gasoline and each batch of previously certified gasoline. Without admitting or denying the EPA’s allegations, Morgan Stanley agreed to resolve these matters for a civil penalty of $405,000.

(b) On June 24, 2010, Morgan Stanley and the Office of the Attorney General for the Commonwealth of Massachusetts (“Massachusetts OAG”) entered into an Assurance of Discontinuance (“AOD”) to resolve the Massachusetts OAG’s investigation of the Company’s financing, purchase and securitization of certain subprime residential mortgages. The AOD provides for Morgan Stanley to make payments totaling approximately $102.7 million, and for Morgan Stanley to use its best efforts to implement certain business practices related to such activities on a prospective basis.

In addition, MS&Co. has been involved in a number of civil proceedings and regulatory actions which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violation of federal or state securities laws. Such proceedings are reported and summarized in the MS&Co. Form BD filed with the SEC, which descriptions are hereby incorporated by reference. The MSSB LLC Form BD filed with the SEC is also hereby incorporated by reference.

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SCHEDULE B

EXECUTIVE OFFICERS AND DIRECTORS OF MORGAN STANLEY

The names of the directors and the names and titles of the executive officers of Morgan Stanley and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of Morgan Stanley at 1585 Broadway, New York, New York 10036.

Name	Title	Citizenship
*James P. Gorman	Chairman of the Board and Chief Executive Officer	Australia and United States
*Roy J. Bostock	Director	United States
*Erskine B. Bowles	Director	United States
*Howard J. Davies	Professor, SciencesPo	England
*Robert H. Herz	President, Robert H. Herz LLC	United States
*C. Robert Kidder	Director	United States
*Klaus Kleinfeld	Chairman and Chief Executive Officer of Alcoa Inc.	Germany
*Donald T. Nicolaisen	Director	United States
*Hutham S. Olayan	President, Chief Executive Officer of The Olayan Group’s U.S. operations	United States
*James W. Owens	Director	United States
*O. Griffith Sexton	Adjunct professor of finance at Columbia Business School	United States
*Ryosuke Tamakoshi	Senior Advisor to The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Japan
*Masaaki Tanaka	Senior Managing Executive Officer and Chief Executive Officer for the Americas of The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Japan
*Laura D’Andrea Tyson	S. K. and Angela Chan Professor of Global Management at the Walter A. Haas School of Business at the University of California, Berkeley	United States
Gregory J. Fleming	Executive Vice President, President of Asset Management and President of Global Wealth Management	United States
Eric F. Grossman	Executive Vice President and Chief Legal Officer	United States
Keishi Hotsuki	Chief Risk Officer	Japan
Colm Kelleher	Executive Vice President and President of Institutional Securities	England and Ireland
Ruth Porat	Executive Vice President and Chief Financial Officer	United States
James A. Rosenthal	Executive Vice President and Chief Operating Officer	United States

* Director

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2013

Morgan Stanley

By:	/s/ Christopher O’Dell
Name: Christopher O’Dell
Title: Authorized Signatory

Mr. You-Bin Leng

/s/ You-Bin Leng
Name: You-Bin Leng

Mr. Sheng-Hui Liu

/s/ Sheng-Hui Liu
Name: Sheng-Hui Liu

Mr. Hua Liu

/s/ Hua Liu
Name: Hua Liu